FILED BY WPP GROUP PLC

PURSUANT TO RULE 425 UNDER THE

SECURITIES ACT OF 1933

SUBJECT COMPANY: GREY GLOBAL GROUP INC.

COMMISSION FILE NO.: 0-7898

The following is a transcript of an excerpt from an analyst meeting held in the United Kingdom on 27 October 2004 at which Sir Martin Sorrell, Group Chief Executive, and Paul Richardson, Group Finance Director, of WPP gave a presentation on WPP’s third quarter trading update and answered audience questions:

Mr. Richardson:	The merger agreement with Grey Global Group was signed in September, with completion expected in early 2005. And just for your information, the F-4 document was filed with the SEC last night; that is subject to possible review. The Hart-Scott-Rodino Anti-trust filing was completed on 6 October and the waiting period will elapse on 5th November. The EU filing was filed on 20th October and the Phase I period will expire on 26th of November. Both of those are potentially subject to extension, but we’ll let you know when we find out.

. . .

Question:	Do you have a pro forma organic growth if you actually had Grey over Q3?

Sir Martin:	Grey have got to report their Q3 numbers. The Grey Q3 numbers will be the last quarter they report. I think I’m prohibited from saying, but I don’t think you will be disappointed.

. . .

Question:	And on the working cap improvement, are you invoicing earlier to win more business?

Sir Martin:	. . . I think that we think there was another $150 million in Grey of working capital improvement, and that might be on the conservative side. It’s a little dense because we have not gotten into it yet.

. . .

Question:	Just in terms of your longer term strategy moving forward, would you say that Grey is the last big scale acquisition that you would make?

Sir Martin:	You described it as big scale. I don’t think it is big scale. It’s 10% of our consolidated revenue. If that’s big scale, it’s big scale, but I would put that into the medium size category.

. . .

Question:	Judging by where your top line’s going, and where your margins look to be going and your net debt is going, do you feel at some point you’re at risk of being sort of underleveraged in terms of your capital structure? Is there a limit at which you think you shouldn’t really go past, and would the agencies agree with that?

Mr. Richardson:	. . . I think the structure of the Grey acquisition has set us up very well for the future, as was instantly recognized by the rating agencies in maintaining that rating . . . .

Sir Martin:	. . . with Grey as I mentioned there’s $150 million; there may be more there . . . .

The following is a transcript of an excerpt from an interview Sir Martin Sorrell gave on CNBC Europe on October 26, 2004:

Question:	You’re acquisition of Greys, which I think is very exciting: any conflict of interest between Proctor & Gamble and Unilever? Both coveted and deeply loved customers, but also huge.

Sir Martin:	Well, what’s happened in our industry is that the attitude to conflict – and remember that we handle conflicting clients in separate channels or separate agencies, separate brands – the attitude to conflict really has changed. Proctor is a very good case in point. Up until about three or four years ago, they looked at the holding company or the parent company to determine conflict. They now look at the individual networks to determine conflict and the net result of Proctor’s conflict policy is that they ended up not working above the line. Just to remind you they spent about $5.5 billion on above the line advertising – they are the World’s largest advertiser. They ended up not working with any of the three big groups: Omnicom, IPG or ourselves. So I don’t think the conflict policy that they implemented really left them in the ideal position to develop their business from an advertising and marketing services point-of-view. Obviously that’s opened up. Similarly, other clients such as Unilever – the other one that you mentioned – have really looked at the conflict issue from an individual agency perspective and we have agencies that work solely for Unilever and we will, in the future, have agencies that work solely for Proctor & Gamble. You focus on P&G and Unilever, that conflict issue is prevalent throughout the industry. Publicis, for example, have been working with Proctor & Gamble and, indeed, with Unilever for many, many years – actually for the last three, four, five years – and so it’s been embedded in the industry for some time. We’re not in the position in the investment banking industry or the consulting industry [where a] McKinsey or a Goldman Sachs are able to work for conflicting clients in the same channel or brand. We have to position it in separate brands.

INVESTOR INFORMATION

This communication is being made in respect of the proposed merger involving WPP Group plc and Grey Global Group Inc. This communication does not constitute an offer of any securities for sale. In connection with the proposed merger, WPP and Grey have filed with the SEC a registration statement on Form F-4 containing a preliminary proxy statement/prospectus for the stockholders of Grey, SEC File No. 333-119949, and each will be filing other documents regarding the proposed merger with the SEC.

INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, WHICH IS AVAILABLE NOW, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain the documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by WPP may be obtained free of charge by contacting WPP at 125 Park Avenue, New York, NY 10017, +1 212 632 2200. Documents filed with the SEC by Grey are available free of charge by contacting Grey at 777 Third Avenue, New York, NY 10017, +1 212 546 2000.

INVESTORS SHOULD READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, WHICH IS AVAILABLE NOW, AND THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS, WHEN IT BECOMES AVAILABLE, CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Grey and its directors and executive officers may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Grey’s directors and executive officers is available in Grey’s Amendment to their Annual Report for the year ended December 31, 2003, which was filed with the SEC on April 29, 2004. Additional information regarding the interests of such potential participants is included in the preliminary proxy statement/prospectus, which is available now, and will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Private Securities Litigation Reform Act Safe Harbor Statement

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of the operations and financial results, the markets for products, the future development of business, and the contingencies and uncertainties of WPP Group plc and Grey Global Group Inc. to which WPP and Grey may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

The forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of WPP and Grey, that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements.

These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by WPP and Grey as well as those associated with the realization of expected earnings accretion, margin improvements and cost savings, synergies, efficiencies and other benefits anticipated from the merger, including the risk of loss of key employees and client business in connection with the transaction and the risk that the completion of the merger may be delayed for regulatory or other reasons.

Neither WPP nor Grey undertakes, and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.